UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70864

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/24__ AND ENDING __06/30/25__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BrightTower Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__110 East 25th Street, 11th Floor__
                                           (No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck	(212) 897-1690	rbeck@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__WithumSmith+Brown, PC__
                               (Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rafael Beck, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to BrightTower Securities, LLC as of 06/30/25, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

FINOP and CFO

Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BrightTower Securities, LLC
Statement of Financial Condition

June 30, 2025
(With Report of Independent Registered Public Accounting Firm)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged With Governance of
BrightTower Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BrightTower Securities, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

New York, New York
September 9, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BrightTower Securities, LLC

Statement of Financial Condition
June 30, 2025

Assets

Cash	$	390,604
Advisory Fee Receivable		121,666
Other assets		3,843
Total assets	$	516,113

Liabilities and Member's Equity

Liabilities

Deferred income	$	50,000
Due to Parent		74,833
Accounts payable and accrued expenses		3,768
Total liabilities		128,601
Member's equity		387,512
Total liabilities and member's equity	$	516,113

The accompanying notes are an integral part of these financial statements.

BrightTower Securities, LLC

Notes to Statement of Financial Condition
June 30, 2025

1.   **Organization and Business**

BrightTower Securities, LLC (the "Company"), is a limited liability company formed under the laws of the State of New York and a wholly owned subsidiary of BrightTower LLC (the "Parent", or the "Member"). The Company is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

The liability of the Member is limited to the capital held by the Company.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
Cash includes cash held at bank. The Company considers investments in money market mutual funds to be cash equivalents. As of June 30, 2025, the Company did not hold any cash equivalents.

Revenue Recognition
The Company recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Under ASC 606, the Company (i) identifies the contract(s) with a customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, (iv) allocates the transaction price to the performance obligations in the contract, and (v) recognizes revenue as the Company satisfies the identified performance obligations in the contract.

The Company enters into contracts with customers that typically contain two performance obligations: (1) business advisory services and (2) transaction brokerage services. The Company's contracts include two types of consideration: (1) fixed monthly fees paid that are allocated to business advisory services and (2) a success fee which is considered variable consideration received upon the consummation of a transaction, and allocated to transaction brokerage services. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company views business advisory services as a promise to transfer a series of distinct services to the customer that are substantially the same and which have the same pattern of service equally through the contract period. Revenue is recognized ratably over the contract term using an output measure of time elapsed.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
This continuous transfer of control is supported by the unilateral right of many of the Company's customers to terminate contracts for convenience, without having to provide justification for this decision. The Company invoices monthly under these arrangements with payment due on receipt of the invoice. The Company recognizes revenue from success fees when the transaction is successfully completed, and the uncertainty associated with the variable consideration is resolved.

The Company earns revenue by way of advisory fees from investment banking, which include retainers and success fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured.

Expense reimbursements are included in revenue and an equivalent amount of reimbursable expenses is included in operating expense in the period in which the expense is incurred.

Contract Assets and Liabilities
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. At June 30, 2025, the Company had contract assets of $121,666 representing advisory fee receivable. There were no contract assets at the beginning of the year.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of June 30, 2025, The Company had recorded contract liabilities of $50,000 reported as deferred income on the accompanying statement of financial condition. There were no contract liabilities at the beginning of the year.

Advisory Fee Receivable and Credit Losses
Fees Receivable, which includes advisory fee receivable, are stated at estimated net realizable value. The Company accounts for estimated credit losses on financial assets not carried at fair value in accordance with ASC 326, Financial Instruments ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In general, the assets that are not carried at fair value in the statement of financial condition include cash and fees receivable. As a result of the daily settlement or short-term nature of receivables, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced any significant defaults. As a result, the Company has not recorded a credit loss allowance on these assets not carried at fair value.

2.   Summary of Significant Accounting Policies (continued)

Other Assets
A deposit with Central Registration Depository ("CRD"), prepaid FINRA fees and prepaid fidelity bond premiums are included in other assets on the statement of financial condition. FINRA operates the CRD and uses the funds deposited to process registrations and other regulatory assessments of the Company.

Income Taxes
The Company is a "disregarded entity" for income tax purposes, as it is wholly owned by its sole member, the Parent. The operations of the Company are included on the Parent's tax return, and items of taxable income or loss flow through to the members of the Parent. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements as of June 30, 2025. The Company is subject to examination by the taxing authorities for all the years since inception.

Concentrations of Credit Risk
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Recent Accounting Pronouncements
In November 2024, the FASB issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement -Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 requires additional disclosures about the nature of expenses included in the income statement, such as purchases of inventory, employee compensation and depreciation. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 on its financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal, state and foreign jurisdictions and provide income before income taxes disaggregated between domestic and foreign jurisdictions. The amendments also discontinue certain other disclosure requirements.

2.   Summary of Significant Accounting Policies (continued)

The amended guidance is effective for the Company on July 1, 2025, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of ASU 2023-09 on its financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

3.   Transactions with Related Parties

The Company maintains an expense sharing agreement with the Parent. Pursuant to the agreement, the Parent funds some of the Company's expenses and provides administration, office space, office equipment, employee services, employee travel, legal, professional, and other services. The Parent incurs these costs and provides these services at no cost to the Company. The results of operations may have been materially different if the Company had operated as an independent company. The Company maintains a separate schedule of the expenses that are funded by the Parent and as such, these expenses have not been recorded in the books of the Company. At June 30, 2025, $74,833 was Due to Parent.

4.   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of approximately $262,000, which was approximately $253,000 in excess of its required net capital of approximately $9,000. The Company's aggregate indebtedness net capital ratio was .49 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5.   Concentrations

During the year ended June 30, 2025, two customers accounted for 100% of accounts receivable.

6.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory businesses. The Company has identified the Managing Director of the Parent as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

6.   **Segment Reporting (continued)**

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

At June 30, 2025, total assets presented in the Company's statement of financial condition represents total assets of the Company's single reportable segment. In addition, for the year ended June 30, 2025, segment revenue and significant expenses, including those expense categories and amounts that are regularly provided to the CODM, and segment net income are included in the Company's statement of operations.

7.   **Subsequent Events**

The Company has evaluated events occurring after the date of the statement of financial condition through the date these financial statements were issued for potential recognition or disclosure in its financial statements. In August 2025, the Company made a capital withdrawal of $250,000 to its Parent.